WESCAST ANNOUNCES NEW FORD BUSINESS

Brantford, Ontario, May 9, 2005 Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) announced today it has been selected to supply machined exhaust manifolds for the Ford 2.0L I4 and the 2.3L I4 engine programs. These engines will be used in several new future models in North America. “This new contract strengthens our long relationship with the Ford Motor Company and expands our production plans for the 2006 model year,” said Ed Frackowiak, Chairman and CEO, Wescast Industries Inc. “Wescast’s investments over the past several years in manufacturing, design, sales and engineering have increased the value proposition for our customers.” Production will begin in 2006 at Wescast’s Wingham, Ontario casting and machining facilities.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds, turbo charger housings and integrated turbo manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:
Mr.  Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000